October 9, 2014

Via EDGAR

c/o Kathryn McHale

Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:	FastFunds Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
File No. 000-33503
FastFunds Financial Corporation
Form 8-K
File No. 000-33503

Dear Ms. McHale:

This letter is in response to your comment letter dated October 3, 2014. We wish to request an extension due to health related matters following eye surgery that I have recently completed. We would greatly appreciate if an extension could be granted until October 31, 2014.

We appreciate your understanding on this matter.

Sincerely,

/s/ Henry Fong

Henry Fong

President & CEO

FastFunds Financial Corporation

319 Clematis Street, Suite 400, West Palm Beach, Florida 33401

Phone: (561) 514-9042 Fax: (561) 514-9046

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